EXHIBIT (a)(5)(B)
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P R E S S   R E L E A S E


CONTACTS:
Steven R. Champion, Taiwan Greater
         China Fund, 011-886-2-2715-2988
Patricia Baronowski
         Citigate Financial Intelligence, 201-499-3500
Web site: http://www.taiwangreaterchinafund.com


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                       TAIWAN GREATER CHINA FUND ANNOUNCES
                          RESULTS OF SHAREHOLDER VOTE,
                     INTENTION TO COMMENCE SELF-TENDER OFFER
                    AND ELECTION OF NEW CHAIRMAN OF THE BOARD


(New York, New York, July 21, 2004) The Taiwan Greater China Fund (NYSE: TFC), a diversified closed-end registered investment company, announced today that a proposal to convert the Fund to an open-end fund was defeated in a vote of the Fund's shareholders at the Fund's Annual Meeting of Shareholders today.

The proposal to "open-end" was submitted to shareholders as required by a provision of the Fund's Declaration of Trust. That provision states that if the Fund's shares trade on the New York Stock Exchange at an average discount from their net asset value exceeding 10% during any twelve-week period (starting after the last such vote), the Board of Trustees must submit a proposal to shareholders at the next annual meeting to convert the fund to an open-end investment company. The Board of Trustees had recommended that shareholders vote against the conversion of the Fund to an open-end fund.

Adoption of the open-ending proposal would have required the favorable vote of a majority of the outstanding shares of the Fund. Approximately 37.7% of the Fund's outstanding shares were voted in favor of the open-ending proposal.

The commencement of the Fund's previously announced cash tender offer for up to one-third of the Fund's outstanding shares at a price of 99% of the Fund's net asset value per share was conditioned on the defeat of the proposal to convert the Fund into an open-end fund. The tender offer is expected to commence during the first week in August and be completed by mid-September.


111 River Street, Suite 1001 Hoboken NJ 07030 Tel 201-499 3500 Fax 201 499 3600
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The Fund also announced that at a meeting of the Board of Trustees immediately following the Annual Meeting, David Laux was elected as the new chairman of the Fund's Board of Trustees. He succeeds Mr. Robert Parker, who will remain as a Trustee. Mr. Laux served as Director of Asian Affairs on the National Security Council for 5 years in the Reagan Administration, was Chairman of the American Institute for Taiwan (the U.S. substitute for an Embassy) for 4 years and was President of the US-Taiwan Business Council for 10 years. With earlier experience on China at the U.S. Treasury and Commerce Departments, he is considered one of the country's leading experts on economic, business and political affairs in China and Taiwan. Mr. Laux has been a Trustee of the Fund since 1992.

Commenting on today's shareholder vote, Mr. Laux said, "We are pleased that the result of today's shareholder vote on open-ending the Fund was consistent with the Board's recommendation. The tender offer to be made by the Fund will provide an opportunity for those seeking liquidity to sell shares at a price very close to net asset value. The Board will continue to monitor closely the discount to net asset value at which the Fund's shares have tended to trade and may elect, after giving appropriate notice to our shareholders, for the Fund to make open market purchases of its shares under the share repurchase program that was authorized by the Board and announced by the Fund last month."

Mr. Laux added, "We believe we have taken all the right steps in the past year to improve relations with shareholders, cut expenses, and refocus this Fund on the greatest growth sector in Taiwan's economy - those companies investing in and doing business with China. No one knows how to do business in China better than Taiwanese businessmen. With over US$100 billion invested in China, they are the largest `foreign' investors there. The growth in Taiwan's exports to China over the past year has been more than 40%. The top three exporters from China are Taiwan-invested firms. An astounding 70% of China's computer and computer hardware-related exports come from Taiwan-invested firms in China. This trend is not only continuing, it is accelerating. Our Fund is focused on this phenomenon and provides investors with an opportunity to invest in the economies of both Taiwan and China. We are excited about the prospects ahead."

This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of the Fund. An offer to purchase shares of the Fund will only be made pursuant to a tender offer statement and related material that the Fund will send to all of its shareholders upon commencement of the tender offer. Shareholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. The tender offer statement and related materials will be made available to all shareholders free of charge. Shareholders also will be able to obtain the tender offer statement and related materials with respect to the tender offer free of charge at the Securities and Exchange Commission's website at www.sec.gov. In addition, it will be possible to obtain the tender offer statement and related materials from the Fund at no charge as provided in the tender offer statement.

The Taiwan Greater China Fund is listed and publicly traded in the United States. The Fund is organized for investment in securities of Taiwan issuers by non-Taiwan investors and follows an


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investment strategy of primarily investing in Taiwan listed companies that derive or expect to derive a significant portion of their revenues from operations in or exports to mainland China.


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